Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOBY AVIATION WELCOMES MATTHEW A. FIELD

AS CHIEF FINANCIAL OFFICER

Strengthens Leadership Team with Addition of CFO of Ford North America

SANTA CRUZ, CA, February 24, 2021 –(BUSINESS WIRE)– Joby Aviation, a transportation company developing an all-electric, vertical take-off and landing aircraft which it intends to operate as a commercial passenger aircraft beginning in 2024, today announced that Matthew Allen Field has been appointed Chief Financial Officer, effective March 5, 2021. Field is currently Chief Financial Officer, North America, at Ford Motor Company (NYSE:F) where he is responsible for the financial operations of a $100 billion revenue operation.

“As well as having a remarkable track record of financial leadership, Matt has been a tireless champion of innovation,” said JoeBen Bevirt, Founder and CEO of Joby Aviation. “The experience he has gained over two decades at Ford will be invaluable to us as we seek to build a global passenger service and we couldn’t be more excited to welcome him to Joby.”

Commenting on his appointment, Field said: “Advances in technology are breaking down long-standing industry barriers and opening up remarkable new opportunities for traveling by air.

“The team at Joby is uniquely positioned to capitalize on the untapped potential to take transportation vertical, and I’m humbled to be joining them at such an exciting moment in their history.”

In his current role, Field oversees the finances of Ford’s largest automotive division, which employs more than 100,000 employees and produces more than 2.5 million units a year.

Field has spent more than two decades at Ford, in a variety of roles including General Auditor, where he led the modernization of internal audit, and CFO at Lincoln, where he launched the brand in China and reinvigorated commercial performance in the U.S.

Prior to joining Ford, Field worked at Goldman Sachs and the Board of Governors of the Federal Reserve System. He has worked in international operations for much of his career, including 9 years in Asia Pacific and on selected projects in South Africa, Brazil, Europe and Egypt. He holds an MBA from the University of California, Berkeley, and a BA in Economics from Swarthmore College.

Earlier today Joby Aviation announced that it has entered into a definitive business combination agreement with Reinvent Technology Partners (“RTP”) (NYSE:RTP), a special purpose acquisition company that takes a ‘venture capital at scale’ approach to partnering with bold leaders and companies. Upon the closing of the transaction, the combined company will be named Joby Aviation, Inc., and become publicly traded, with its common stock listed on the New York Stock Exchange.

About Joby Aviation

Joby Aviation is a California headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as a fast, quiet, and affordable air taxi service beginning in 2024. The zero emissions aircraft, which is quiet at takeoff and near silent when flying overhead, can transport four passengers and a pilot up to 150 miles on a single charge and can cruise at 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 700 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com

Important Information for Investors and Stockholders

This Press Release relates to a proposed transaction between RTP and Joby Aviation. This Press Release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aero, Inc. and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Contacts:

For Joby Aviation

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

press@jobyaviation.com